Exhibit 99.1

UNITED UTILITIES PLC

7 MARCH 2006

We received a notification on 6 March 2006 from Prudential PLC, of its interest as at 2 March 2006, through the registered holders listed below, in 26,707,289 ordinary shares in United Utilities PLC amounting to 3.05 per cent of the issued share capital.

Registered Holder	Account Designation	Holding
MAGIM HSBC GIS NOM(UK)	SALI	95,887
PRUCLT HSBC GIS NOM(UK)	PAC AC	25,075,000
PRUCLT HSBC GIS NOM(UK)	PPL AC	1,129,918
PRUCLT HSBC GIS NOM(UK)	EQBF AC	45,352
PRUCLT HSBC GIS NOM(UK)	MNBF AC	75,717
PRUCLT HSBC GIS NOM(UK)	PENE AC	285,415
Total		26,707,289

Prudential PLC’s subsidiary, The Prudential Assurance Company Limited has also notified its own interest as at 2 March 2006, through the registered holders listed below, in 26,300,805 ordinary shares in United Utilities PLC amounting to 3.01 per cent of the issued share capital and this interest is included in the disclosure given above by Prudential PLC.

Registered Holder	Account Designation	Holding
MAGIM HSBC GIS NOM(UK)	SALI	95,887
PRUCLT HSBC GIS NOM(UK)	PAC AC	25,075,000
PRUCLT HSBC GIS NOM(UK)	PPL AC	1,129,918
Total		26,300,805

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.